Exhibit 99.3

AIR Announces Extraordinary General Meeting of Shareholders

DUBAI, United Arab Emirates — August 5, 2026 — AIR Global PLC (“AIR” or the “Company”) (NASDAQ: AIIR), a global leader in advanced flavored inhalation technologies and pioneer of next-generation nicotine delivery systems, today announced that it will hold an Extraordinary General Meeting ("EGM") of shareholders at 2:00 p.m. London time on August 24, 2026, at Sovereign Gate, 18-20 Kew Rd, Richmond upon Thames TW9 2NA, London, United Kingdom. Shareholders of record as of the close of business on July 10, 2026 are entitled to notice of, and to vote at, the EGM.

Shareholders will be asked to approve five proposals. The first two proposals relate to the Company's previously announced repurchase of 5,000,000 ordinary shares beneficially owned by Harraden Circle Investors, LP and affiliated funds ("Harraden"). The repurchase and the terms of the related prepaid share forward agreement entered into on May 11, 2026 between the Company, Cantor Equity Partners III, Inc. and Harraden require shareholder approval under the Companies (Jersey) Law 1991, as amended.

Shareholders will also vote on two standing authorizations that would permit the Board to repurchase up to 20% of the Company's outstanding ordinary shares annually through 2031, either off-market (via issuer tender offer or privately negotiated transactions) or on the open market, subject to defined pricing parameters. These authorizations are administrative in nature and are intended to provide the Board with long-term flexibility to manage the Company's capital structure as circumstances warrant. Other than the Harraden repurchase, the Company has no other share repurchases currently planned.

The fifth proposal is a routine amendment to the Company's Articles of Association to permit notice of future general meetings to be given via posting on the Company's website only, consistent with common practice among foreign issuers listed on Nasdaq.

The Board of Directors unanimously recommends that shareholders vote "FOR" all five proposals. Full details of the proposals, including the complete text of each resolution, are set out in the Company's shareholder circular dated August 5, 2026, which has been sent to shareholders and is available on the Company's investor relations website.

About AIR

Founded in 1999 and headquartered in Dubai, AIR is a global consumer brands and innovation company with a presence in more than 90 markets worldwide. Its portfolio reaches millions of adult consumers across social inhalation and modern nicotine categories through brands including Al Fakher (flavored shisha molasses), Crown Switch (closed system pod vaping platform), Crown Gems, and Al Fakher nicotine pouches.

AIR's strategy combines category-leading brands, scientific research, and in-house innovation capabilities. Strategic investments such as Greentank and royalty-generating intellectual property partnerships such as Crown Bar enhance its participation in fast-growing nicotine and inhalation categories. The company develops next-generation technologies and products, including OOKA.

By connecting brands, technology, science, and commercial partnerships, AIR is building a differentiated platform positioned to shape the future of adult consumer experiences.

Forward‑Looking Statements

This press release contains “forward‑looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “seek,” “should,” “target,” “will,” or, in each case, their negative or other variations or comparable terminology.

Such forward‑looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting the Company. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward‑looking statements, including, among others: statements regarding the announced annual general meeting; the Company’s ability to execute its product development and commercialization strategy;; and other risks described in the Company’s filings with the SEC, including the Company’s Form 20‑F for the year ended December 31, 2025 and subsequent furnished or filed reports.

Nothing in this press release should be regarded as a representation by the Company that the forward‑looking statements will be achieved. Forward‑looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute (and shall not be construed as) an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

AIR Investor Relations:

Gaurav Jain: Gaurav.jain@air.global; +971-56-439-4296

Anuja Shendye: Anuja.shendye@air.global; +971-58-907-8782

investor@air.global

AIR Media Relations:

ICR for AIR

For more information, email inquiries to AIRglobal@icrinc.com